UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

 REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2018

Commission File Number 001-36487

Atlantica Yield plc
(Exact name of Registrant as Specified in its Charter)

Not Applicable
(Translation of Registrant's name into English)

Great West House, GW1, 17th floor
Great West Road
Brentford, TW8 9DF
United Kingdom
Tel.: +44 20 7098 4384

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F	□ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  □

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  □

 Second Quarter 2018 Earnings PresentationAugust 6, 2018

 DISCLAIMER    Forward Looking StatementsThis presentation contains forward-looking statements. These forward-looking statements include, but are not limited to, all statements other than statements of historical facts contained in this presentation, including, without limitation, those regarding our future financial position and results of operations, our strategy, plans, objectives, goals and targets, future developments in the markets in which we operate or are seeking to operate or anticipated regulatory changes in the markets in which we operate or intend to operate. In some cases, you can identify forward-looking statements by terminology such as "aim," "anticipate," "believe," "continue," "could," "estimate," "expect," "forecast," "guidance," "intend," "is likely to," "may," "plan," "potential," "predict," "projected," "should" or "will" or the negative of such terms or other similar expressions or terminology.By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. Forward-looking statements speak only as of the date of this presentation and are not guarantees of future performance and are based on numerous assumptions. Our actual results of operations, financial condition and the development of events may differ materially from (and be more negative than) those made in, or suggested by, the forward-looking statements. Except as required by law, we do not undertake any obligation to update any forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of anticipated or unanticipated events or circumstances.Investors should read the section entitled "Item 3D. Key Information—Risk Factors" and the description of our segments and business sectors in the section entitled "Item 4B. Information on the Company—Business Overview", each in our annual report for the fiscal year ended December 31, 2017 filed on Form 20-F, for a more complete discussion of the factors that could affect us.Important risks, uncertainties and other factors that could cause these differences include, but are not limited to: Difficult conditions in the global economy and in the global market and uncertainties in emerging markets where we have international operations; changes in government regulations providing incentives and subsidies for renewable energy, decreases in government expenditure budgets, reductions in government subsidies or other adverse changes in laws and regulations affecting our businesses and growth plan, including reduction of our revenues in Spain, which are mainly defined by regulation through parameters that could be reviewed at the end of each regulatory period; our ability to acquire solar projects due to the potential increase of the cost of solar panels; political, social and macroeconomic risks relating to the United Kingdom's exit from the European Union; changes in general economic, political, governmental and business conditions globally and in the countries in which we do business; challenges in achieving growth and making acquisitions due to our dividend policy; inability to identify and/or consummate future acquisitions, under the AAGES ROFO Agreement, the Abengoa ROFO Agreement or otherwise from third parties or from potential new partners, including as a result of not being able to find acquisition opportunities on favorable terms or at all; our ability to close acquisitions under our ROFO agreements with AAGES, Algonquin, Abengoa and others due to, among other things, not being offered assets that fit our portfolio, not reaching agreements on prices or, in the case of the Abengoa ROFO Agreement, the risk of Abengoa selling assets before they reach COD; our ability to identify and reach an agreement with new sponsors or partners similar to the ROFO agreements with AAGES, Algonquin or Abengoa; legal challenges to regulations, subsidies and incentives that support renewable energy sources; extensive governmental regulation in a number of different jurisdictions, including stringent environmental regulation; increases in the cost of energy and gas, which could increase our operating costs; counterparty credit risk and failure of counterparties to our offtake agreements to fulfill their obligations; inability to enter into new offtaker agreements or replace expiring or terminated offtake agreements with similar agreements; new technology or changes in industry standards; inability to manage exposure to credit, interest rates, foreign currency exchange rates, supply and commodity price risks; reliance on third-party contractors and suppliers; risks associated with acquisitions and investments; deviations from our investment criteria for future acquisitions and investments; failure to maintain safe work environments; effects of catastrophes, natural disasters, adverse weather conditions, climate change, unexpected geological or other physical conditions, criminal or terrorist acts or cyber-attacks at one or more of our plants; insufficient insurance coverage and increases in insurance cost; litigation and other legal proceedings, including claims due to Abengoa's restructuring process; reputational risk, including potential damage caused to us by Abengoa's reputation; the loss of one or more of our executive officers; failure of information technology on which we rely to run our business; revocation or termination of our concession agreements or power purchase agreements; lowering of revenues in Spain that are mainly defined by regulation; risk that the 16.5% Share Sale will not be completed; inability to adjust regulated tariffs or fixed-rate arrangements as a result of fluctuations in prices of raw materials, exchange rates, labor and subcontractor costs; exposure to electricity market conditions which can impact revenue from our renewable energy; changes to national and international law and policies that support renewable energy resources; lack of electric transmission capacity and potential upgrade costs to the electric transmission grid; disruptions in our operations as a result of our not owning the land on which our assets are located; risks associated with maintenance, expansion and refurbishment of electric generation facilities; failure of our assets to perform as expected, including Solana and Kaxu; failure to receive dividends from all project and investments, including Solana and Kaxu; failure or delay to reach the "flip-date" by Liberty Interactive Corporation in its tax equity investment in Solana; variations in meteorological conditions; disruption of the fuel supplies necessary to generate power at our efficient natural gas power generation facilities; deterioration in Abengoa's financial condition; Abengoa's ability to meet its obligations under our agreements with Abengoa, to comply with past representations, commitments and potential liabilities linked to the time when Abengoa owned the assets, potential clawback of transactions with Abengoa, and other risks related to Abengoa; failure to meet certain covenants or payment obligations under our financing arrangements; failure to obtain pending waivers in relation to the minimum ownership by Abengoa and the cross-default provisions contained in some of our project financing agreements; failure of Abengoa to maintain existing guarantees and letters of credit under the Financial Support Agreement or failure by us to maintain guarantees; failure of Abengoa to maintain its obligations and production guarantees, pursuant to EPC contracts; changes in our tax position and greater than expected tax liability, including in Spain; conflicts of interest which may be resolved in a manner that is not in our best interests or the best interests of our minority shareholders, potentially caused by our ownership structure and certain service agreements in place with our current largest shareholder; the divergence of interest between us and Abengoa, due to Abengoa's sale of our shares; potential negative tax implications from being deemed to undergo an "ownership change" under section 382 of the Internal Revenue Code, including limitations on our ability to use U.S. NOLs to offset future income tax liability; negative implications from a potential change of control; negative implications of U.S. federal income tax reform; technical failure, design errors or faulty operation of our assets not covered by guarantees or insurance; failure to collect insurance proceeds in the expected amounts; and various other factors, including those factors discussed under “Item 3D. Key Information—Risk Factors” and “Item 5.A—Operating Results" in our annual report for the fiscal year ended December 31, 2017 filed on Form 20-F.Furthermore, any dividends are subject to available capital, market conditions, and compliance with associated laws and regulations. These factors should be considered in connection with information regarding risks and uncertainties that may affect our future results included in our filings with the U.S. Securities and Exchange Commission at www.sec.gov. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or developments or otherwise. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein as anticipated, believed, estimated, expected or targeted.The CAFD and other guidance included in this presentation are estimates as of March 7, 2018.These estimates are based on assumptions believed to be reasonable as of that date, when Atlantica Yield published its FY 2017 Financial Results . Atlantica Yield plc. disclaims any current intention to update such guidance, except as required by law.Non-GAAP Financial Information This presentation also includes certain non-GAAP financial measures, including Further Adjusted EBITDA including unconsolidated affiliates, Further Adjusted EBITDA including unconsolidated affiliates as a percentage of revenues (margin) and cash available for distribution (“CAFD”). Non-GAAP financial measures are not measurements of our performance or liquidity under IFRS as issued by IASB and should not be considered alternatives to operating profit or profit for the period or any other performance measures derived in accordance with IFRS as issued by the IASB or any other generally accepted accounting principles or as alternatives to cash flow from operating, investing or financing activities. Please refer to the appendix of this presentation for a reconciliation of the non-GAAP financial measures included in this presentation to the most directly comparable financial measures prepared in accordance with IFRS as well as the reasons why management believes the use of non-GAAP financial measures in this presentation provides useful information.

  Key Messages                     Continued Strong Operating Results in the Second QuarterQ2’18 Revenues $287.8 M (+1%)Further Adj. EBITDA Incl. Unconsolidated Affiliates1 $263.5 M (+16%) in Q2’18  Dividend of $0.34 per share declared by the Board of Directors, representing an increase of 31% compared to Q2’17   Solid CAFD generation in H1 2018 of ~$90 Million On track to achieve 2018 CAFD guidance          Executing on our Value Creation StrategyConverging to targeted pay-out ratio Executing on project debt refinancing: 2 solar assets refinanced in line with planCurrently in exclusivity or MOU stages for accretive investments (over $200 M equity)  Further Adjusted EBITDA including unconsolidated affiliates includes our share in EBITDA of unconsolidated affiliates (see reconciliation on page 25).

 HIGHLIGHTSContinued Strong Operating Results in the Second Quarter 2018      June 17  285.1  80%  34.6      ∆  +1%  +35%      2017  483.2  81%  95.5      ∆  +6%          Revenue  Margin3  June 18  287.8  92%  2018  513.1  86%  (6)%  CAFD  46.7  89.7  US $ in millions   Further Adjusted EBITDA including unconsolidated affiliates includes our share in EBITDA of unconsolidated affiliates. Additionally, for the six-month period ended June 30, 2017, it includes the dividend from our preferred equity investment in Brazil or its compensation (see reconciliation on page 25).CAFD includes $10.4 million of ACBH dividend compensation in the first half of 2017 (see reconciliation on page 25).Further Adjusted EBITDA Margin including unconsolidated affiliates is defined as Further Adjusted EBITDA including unconsolidated affiliates divided by revenue. (see reconciliation on page 27).  227.8  +16%  392.9  +13%  Further Adjusted EBITDA incl. unconsolidated affiliates1  263.5  443.3  First Half  Second Quarter  2

 WATER    H1 2018  H1 2017  ∆  11.6  12.6  (8%)  10.6  11.0  (3%)  92%  87%    RENEWABLES  H1 2018  H1 2017  ∆  392.2  363.6  +8%  345.4  279.2  +24%  88%  77%    CONVENTIONAL  H1 2018  H1 2017  ∆  61.4  59.4  +3%  47.0  52.8  (11%)  76%  89%    TRANSMISSION  H1 2018  H1 2017  ∆  47.9  47.6  +1%  40.3  49.9  (19%)  84%  105%        Further Adjusted EBITDA including unconsolidated affiliates includes our share in EBITDA of unconsolidated affiliates. Additionally, for the six-month period ended June 30, 2017, it includes the dividend from our preferred equity investment in Brazil or its compensation (see reconciliation on page 25).Further Adjusted EBITDA Margin including unconsolidated affiliates is defined as Further Adjusted EBITDA including unconsolidated affiliates divided by revenue.  HIGHLIGHTSSolid Performance Across Sectors and Regions  By Sector  US $ in millions  Revenue  Further Adjusted EBITDA incl. unconsolidated affiliates1  Margin2  EMEA    H1 2018  H1 2017  ∆  280.9  254.1  +11%  239.4  182.5  +31%  85%  72%    NORTH AMERICA    H1 2018  H1 2017  ∆  172.3  170.5  +1%  154.7  151.8  +2%  90%  89%    SOUTH AMERICA    H1 2018  H1 2017  ∆  59.9  58.7  +2%  49.2  58.6  (16%)  82%  100%    By Region  US $ in millions  Revenue  Further Adjusted EBITDA incl. unconsolidated affiliates1  Margin2

 Includes curtailment in wind assets for which we received compensation.Represents total installed capacity in assets owned at the end of the period, regardless of our percentage of ownership in each of the assets.Electric availability refers to operational MW over contracted MW with PEMEX.Availability refers to actual availability divided by contracted availability.          GWh produced  H1 2018  1,446  H1 2017  1,560          GWh produced  Electric availability  H1 2018  1,101  H1 2017  1,171  98.6%  99.8%          Availability  H1 2018  H1 2017  99.9%  96.6%          Availability  H1 2018  100.9%  H1 2017  102.1%  MW in operation  300  300  Mft3 in operation  10.5  10.5  Miles in operation  1,099  1,099  MW in operation  1,446  1,442  2  4  4  3  2  1  KEY OPERATIONAL METRICSSteady Overall Operational Performance  WATER    RENEWABLES  EFFICIENT NATURAL GAS  TRANSMISSION

 CASH FLOWIncreasing Operating Cash Flow  Further Adjusted EBITDA including unconsolidated affiliates includes our share in EBITDA of unconsolidated affiliates. Additionally, for the six-month period ended June 30, 2017, it includes the dividend from our preferred equity investment in Brazil or its compensation (see reconciliation on page 25).Consolidated cash decreased by $12.3 million in H1 2018 and increased by $19.5 million in H1 2017 due to FX translation differences.  US $ in millions   H1 2018    H1 2017  Further Adjusted EBITDA incl. unconsolidated affiliates1  443.3    392.9  Share in EBITDA of unconsolidated affiliates  (3.9)    (3.2)  Interest and income tax paid  (160.6)    (169.7)  Variations in working capital   (47.2)    (79.9)  Non-monetary adjustments and other  (68.3)    (35.8)  OPERATING CASH FLOW  163.2    104.3          INVESTING CASH FLOW  44.5    19.4  FINANCING CASH FLOW   (207.6)    (123.7)  Net change in consolidated cash2  0.1    -    +57%

 CORPORATE CASH  NET DEBT POSITION1  Net debt corresponds to gross debt including accrued interest less cash and cash equivalents.Corporate Net Debt defined as indebtedness where Atlantica Yield Plc is the primary obligor minus cash and cash equivalents held at Atlantica Yield Plc. Project Net Debt is defined as indebtedness where one of our subsidiaries is the primary obligor minus cash and cash equivalents held by one of our subsidiaries.Net corporate leverage calculated as corporate net debt divided by midpoint guidance for Cash Available For Distribution for the year 2018 before corporate debt service  US $ in millions  As of Jun. 30,2018    As of Dec. 31,2017  Corporate Net Debt2  486.8    494.6  Project Net Debt3  4,713.9    4,954.3    US $ in millions  As of Jun. 30,2018    As of Dec. 31,2017  Corporate Cash at Atlantica Yield  152.3    148.5      Corporate net debt / CAFD pre corporate debt service4  2.2x  NET DEBTSignificant Reduction in Net Debt

   Refinancing agreements closed with an average cost spread improvement of 100 bp, in line with internal plan and guidanceProceeds used to repay existing debt and certain interest rate derivative agreements   Project Debt Refinancing of Helios 1 & 2 and Helioenergy 1 & 2 during Q2 2018  FINANCIAL UPDATEExecuting on Refinancing Opportunities            ~€550 M total refinancing  Improvement in debt service    Helios 1 & 2  Mini-perm structure with a syndicate of 8 BanksEliminated cash-sweep mechanism included in previous financing   Project debt with a syndicate of 7 Banks and 1 Institutional InvestorLonger average life  Helioenergy 1 & 2

 STRATEGIC UPDATEIncreased Visibility on Regulation after 2020 in Spain    Reasonable Rate of Return Proposed by CNMC from 2020: 7.04%  Report subject to public consultation and changes, with final non-binding report by the end of the yearGovernment will decide in 2019  CNMC -Spanish Regulator- published its proposed methodology to calculate the Reasonable Return to be applied from 2020 to renewable generation assets    Methodology based on a Weighted Average Cost of Capital (WACC) model    Current Reasonable Return is 7.4% (project IRR)

 Accretive Investments to Grow Sustainably our DPS  2  Currently in exclusivity or MOU stages for accretive asset acquisitions totaling more than $200 M in equity value  STRATEGIC UPDATEExecuting on our Value Proposition  Growing Dividend  1  Quarterly Dividend Increased to $0.34 per Share, Declared by the Board of Directors 31% increase with respect to Q2 2017 dividend and 6% with respect to Q1 2018 dividend

 Q&A Session

 Appendix

   TAIL PERIODSRemaining Project Life after Debt Amortization  (3) Weighted average maturity of the different debt tranches.(4) Mini-perm structure: sculpting semiannual debt service payments using an underlying tenor of 15 years but with contractual legal maturity in 2027.    PPAs with predefined prices for 19 years on average1 Additionally, “second life” (merchant or additional PPA) after existing PPA in all assets excluding ATN and ATS   Year    PPA expiration year      Contract term2  Project debt term  3  3  4  4  Represents weighted average years remaining as of December 31, 2017.Regulation term in the case of Spain.

 SELF AMORTIZING PROJECT DEBT STRUCTURE1  PROJECT DEBT  Project debt self-amortizing progressively before the end of the contracted life  100%  +90% of interest rates fixed or hedged  $5,475  $4,141    +$1.3B reduction by the year 2022  CORPORATE DEBT  Conservative corporate leverage compared to peersCorporate net debt represents less than 10% of total net debtCorporate net debt internal target < 3x CAFD before corporate debt service  FINANCINGPrudent Financing Policy  Pro-forma project debt amortization calendar as of December 31, 2017 after the debt refinancing processes of Helios 1 & 2 and Helioenergy 1 & 2 closed at the end of Q2 2018 and the $52.5 million repayment of project debt in Solana during Q1 2018.

 LIQUIDITYTotal Cash Position1  Includes short-term financial investments. Exchange rates as of June 30, 2018 (EUR/USD = 1.1684) and December 31, 2017: (EUR/USD = 1.2005).Restricted cash is cash which is restricted generally due to the requirements of the project finance lenders.        US $ in millions2  Cash at project companies1   - Restricted3 - Other  582.3  351.2231.1  As of Jun. 30,2018    596.4  338.9257.5  As of Dec. 31,2017  Corporate cash at Atlantica Yield  152.3  148.5

   HISTORICAL FINANCIAL REVIEWKey Financials by Quarter      Dividends are paid to shareholders in the quarter after they are declaredRatios presented are the ratios shown on each earnings presentationsIncludes the impact of a one-time partial refinancing of ATN2.  Debt details  Key Financials  US $ in thousands  US $ in millions  (3)   Dividend declared on August 3, 2016 is the sum of $0.145 per share corresponding to the first quarter of 2016 and $0.145 per share corresponding to the second quarter of 2016.  (4)  (5)  (5)  (5)  (5) Includes compensation from our preferred equity investment in Brazil ($21.2M in Q3 2016, $6.8M in Q4 2016 and $10.4M in Q1 2017).(6) Excludes Solana debt repayments with proceeds received from Abengoa. $52.5M in March 2018 and $42.5M in December 2017.  (6)      1Q16  2Q16  3Q16  4Q16  FY 2016    1Q17  2Q17  3Q17  4Q17  FY 2017    1Q18  2Q18  Revenues    206,376  261,302  295,272  208,847    971,797     198,146   285,069  291,964  233,202    1,008,381     225,265   287,848  F.A. EBITDA margin (%)    75.0%  79.5%  89.5%  69.6%  79.5%    83.3%  79.9%  80.9%  67.5%  78.0%    79.8%  91.5%  Further Adj. EBITDA incl. unconsolidated affiliates    154,879  207,645  264,262  145,326   772,112     165,049   227,841  236,252  157,433   786,575     179,800   263,458  Atlantica Yield’s pro-rata share of EBITDA from unconsolidated affiliates    (2,332)  (2,193)  (2,157)  (2,120)  (8,802)    (1,100)  (2,064)  (2,052)  (2,049)  (7,265)    (1,832)  (2,071)  Further Adjusted EBITDA    152,547  205,452  262,105  143,206   763,310     163,949  225,777  234,200  155,384   779,310     177,968  261,388  Dividends from unconsolidated affiliates    -  4,984  -  -   4,984     -   -  2,454  549   3,003     -   -  Non-monetary items    (18,356)  (12,563)  (11,508)  (16,948)  (59,375)    (12,025)  (10.758)  (13,005)  14,906  (20,882)    (8,839)  (60,629)  Interest and income tax paid    (27,613)  (137,371)  (27,183)  (141,890)  (334,057)    (26,610)  (143,081)  (28,976)  (150,866)  (349,533)    (26,760)  (133,844)  Principal amortization of indebtedness net of new indebtedness at project level    (14,254)  (53,851)  (18,792)  (95,739)  (182,636)    (21,522)  (54,528)  (20,330)  (113,362)*   (209,742) *     (17,647)  (71,028)  Deposits into/withdrawals from debt service accounts    (34,155)  12,291  (43,027)  18,186  (46,705)    7,557  (8,157)  (26,581)  (1,205)  (28,386)    (21,720)  9,122  Change in non-restricted cash at project companies    (41,089)  59,969  (90,385)  112,918   41,413     (27,293)   66,886  (143,982)  83,397  (20,992)    (68,031)  94,448  Dividends paid to non-controlling interests    -  (5,479)  (3,473)  -  (8,952)    -  (1,801)  (2,837)  -  (4,638)    -  (6,787)  Changes in other assets and liabilities    (13,237)  (33,824)  (13,957)  39,325   (21,694)    (23,184)   (39,756)  35,747  49,621  22,428    8,060  (45,963)  Asset refinancing    14,893  -  -  -  14,893    -  -  -  -  -    -  -  Cash Available For Distribution (CAFD)     18,736. .   39,607  53,780 .    59,058   171,181      60,872   34,582  36,690   38,424  170,568     43,031  46,706                                  Dividends declared1    -  29,063  16,335  25,054   70,452    25,054   26,056  29,063  31,067   111,241    32,070   34,074  # of shares at the end of the period    100,217,260   100,217,260   100,217,260   100,217,260   100,217,260     100,217,260   100,217,260   100,217,260   100,217,260   100,217,260     100,217,260   100,217,260   DPS (in $ per share)    -   0.290  0.163   0.250  0.703     0.250  0.260  0.290  0.310  1.110     0.32  0.34  Project debt    5,666.8  5,512.1  5,612.9  5,330.5   5,330.5     5,410.3  5,474.1  5,579.5  5,475.2   5,475.2     5,533.8  5,218.8  Project cash    (529.4)  (469.7)  (587.6)  (472.6)   (472.6)     (487.4)  (435.4)  (597.0)  (520.9)   (520.9)     (604.5)  (504.9)  Net project debt    5,137.4  5,042.4  5,025.3  4,857.9   4,857.9     4,922.9  5,038.7  4,982.5  4,954.3   4,954.3     4,929.3  4,713.9  Corporate debt    669.9  666.3  671.6  668.2   668.2     667.9  684.6  700.9  643.1   643.1     657.3  639.0  Corporate cash    (45.4)  (84.9)  (85.8)  (122.2)   (122.2)     (102.0)  (178.9)  (197.1)  (148.5)   (148.5)     (151.4)  (152.3)  Net corporate debt    624.5  581.4  585.8  546.0   546.0     565.9  505.7  503.8  494.6   494.6     505.9  486.8                                  Total net debt    5,761.9  5,623.8  5,611.2  5,403.8   5,403.8     5,488.8  5,544.4  5,486.3  5,448.9   5,448.9     5,435.2  5,200.6  Net Corporate Debt/CAFD pre corporate interests2    2.9x  2.7x  2.7x  2.7x  2.7x    2.6x  2.3x  2.3x  2.3x  2.3x    2.3x  2.2x  (6)

   HISTORICAL FINANCIAL REVIEWSegment Financials by Quarter          1Q16  2Q16  3Q16  4Q16  FY 2016    1Q17  2Q17  3Q17  4Q17  FY 2017    1Q18  2Q18  by Geography                                          NORTH AMERICA       65,232  100,617  109,491  61,722   337,061     60,952  109,505  99,580  62,668   332,705     61,781   110,534   SOUTH AMERICA       29,008  28,973  30,183  30,599   118,763     28,527  30,161  31,317  30,792   120,797     29,536   30,345  EMEA       112,135  131,712  155,598  116,527   515,973     108,667  145,403  161,067  139,742   554,879     133,948   146,969  by Business Sector                                    RENEWABLES       141,166  201,246  235,844  146,070   724,326     137,664  225,939  230,872  172,751   767,226     167,225   224,988  EFFICIENT NATURAL GAS       35,179  30,289  29,452  33,126   128,046     29,800  29,614  30,240  30,130   119,784     28,387   33,050  TRANSMISSION       23,530  23,383  23,822  24,402   95,137     24,165  23,452  23,447  24,032   95,096     23,840   24,063  WATER       6,501  6,384  6,154  5,249   24,288     6,517  6,064  7,405  6,289   26,275     5,813   5,747  Total Revenue       206,376  261,302  295,272  208,848   971,797     198,146  285,069  291,964  233,202   1,008,381     225,265  287,848                                          1Q16  2Q16  3Q16  4Q16  FY 2016    1Q17  2Q17  3Q17  4Q17  FY 2017    1Q18  2Q18  by Geography                                       NORTH AMERICA       51,212  89,959  103,049  40,470   284,690     54,753  97,033  91,503  39,039   282,328     60,247  94,411        78.5%  89.4%  94.1%  65.6%  84.5%    89.8%  88.6%  91.9%  62.3%  84.9%    97.5%  85.4%   SOUTH AMERICA1       24,062  23,996  45,496  31,046   124,599     33,757  24,858  25,560  24,591   108,766     24,180  25,067        82.9%  82.8%  150.7%  101.5%  104.9%    118.3%  82.4%  81.6%  79.9%  90.0%    81.9%  82.6%  EMEA       79,605  93,690  115,718  73,810   362,823     76,539  105,951  119,190  93,801   395,481     95,373  143,979        71.0%  71.1%  74.4%  63.3%  70.3%    70.0%  72.9%  74.0%  67.1%  71.3%    71.2%  98.0%  by Business Sector                                    RENEWABLES       102,170  155,253  191,570  89,435   538,427     102,625  176,638  183,344  106,586   569,193     131,434  213,952        72.4%  77.1%  81.2%  61.2%  74.3%    74.5%  78.2%  79.4%  61.7%  74.2%    78.6%  95.1%  EFFICIENT NATURAL GAS       27,079  26,655  26,390  26,367   106,492     26,716  26,126  27,128  26,170   106,140     23,330  23,652        77.0%  88.0%  89.6%  79.6%  83.2%    89.7%  88.2%  89.7%  86.9%  88.6%    82.2%  71,.6%  TRANSMISSION1       19,410  19,948  40,551  24,886   104,795     30,459  19,373  18,817  19,046   87,695     19,837  20,463        82.5%  85.3%  170.2%  102.0%  110.2%    126.0%  82.6%  80.3%  79.2%  92.2%    83.2%  85.0%  WATER       6,220  5,789  5,751  4,638   22,398     5,249  5.705  6,964  5,629   23,547     5,199  5,392        95.7%  90.7%  93.5%  88.3%  92.2%    80.5%  94.0%  94.0%  89.5%  89.6%    89.4%  93.8%  Total Further Adj. EBITDA incl. unconsolidated affiliates1      154,879  207,645  264,262  145,325   772,112     165,049  227,842  236,253  157,431   786,575     179,800  263,458        75.0%  79.5%  89.5%  69.6%  79.5%    83.3%  79.9%  80.9%  67.5%  78.0%    79.8%  91.5%                US $ in thousands  Revenue  Further Adj. EBITDA incl. unconsolidated affiliates                Further Adjusted EBITDA includes our share in EBITDA of unconsolidated affiliates. Additionally, it includes the dividend from our preferred equity investment in Brazil or its compensation $21.2M in Q3 2016, $6.8M in Q4 2016 and $10.4M in Q1 2017.

      1Q16  2Q16  3Q16  4Q16  FY 2016    1Q17  2Q17  3Q17  4Q17  FY 2017    1Q18  2Q18  RENEWABLES2 (GWh)     514  974  1,098  501   3,087     460  1,100  1,017  590   3,167     507  939   (GWh)     529  621  649  617   2,416     591  580  615  585   2,372     547  554   (electric availability %)     87.5%  102.5%  103.5%  103.3%  99.1%    99.8%  99.8%  101.6%  100.9%  100.5%    97.9%  99.3%  TRANSMISSION (availability %)     99.9%  99.9%  99.9%  100.0%  100.0%    94.4%  98.8%  99.2%  99.2%  97.9%    100.0%  99.8%  WATER (availability %)     101.5%  102.7%  102.9%  100.2%  101.8%    102.3%  101.9%  102.6%  100.4%  101.8%    99.1%  102.6%        1Q16  2Q16  3Q16  4Q16  FY 2016    1Q17  2Q17  3Q17  4Q17  FY 2017    1Q18  2Q18                                   RENEWABLES (MW)     1,441  1,441  1,442  1,442   1,442     1,442  1,442  1,442  1,442   1,442     1,446  1,446  EFFICIENT NATURAL GAS (electric MW)     300  300  300  300   300     300  300  300  300   300     300  300  TRANSMISSION (Miles)     1,099  1,099  1,099  1,099   1,099     1,099  1,099  1,099  1,099   1,099     1,099  1,099  WATER (Mft3/day)     10.5  10.5  10.5  10.5   10.5     10.5  10.5  10.5  10.5   10.5     10.5  10.5                  EFFICIENT NATURAL GAS 3  Capacity in operation1(at the end of the period)  Production / Availability  HISTORICAL FINANCIAL REVIEWKey Performance Indicators  4  5  6  Represents total installed capacity in assets owned at the end of the period, regardless of our percentage of ownership in each of the assets.Includes curtailment in wind assets for which we receive compensation.Efficient Natural Gas production and availability were impacted by a scheduled major maintenance in February 2016, which occurs periodically.Electric availability refers to operational MW over contracted MW with PEMEX.Availability refers to actual availability adjusted as per contract.Availability refers to actual availability divided by contracted availability.

       1Q16  2Q16  3Q16  4Q16  FY 2016    1Q17  2Q17  3Q17  4Q17  FY 2017    1Q18  2Q18                                      US     17.3%  36.4%  33.5%  16.0%  25.8%    18.1%  41.9%  29.5%  18.2%  27.0%    18.8%  39.9%   Spain     9.5%  27.0%  35.4%  9.9%  20.4%    10.0%  31.0%  33.4%  12.6%  21.8%    8.8%  20.8%   Kaxu    42.2%  25.8%  33.2%  34.3%  33.9%    15.9%  20.9%  21.4%  41.1%  24.9%    36.9%  27.6%                                  WIND2 Uruguay     31.6%  32.2%  35.9%  34.9%  33.7%    27.8%  36.1%  46.1%  37.7%  37.0%    31.2%  34.5%  SOLAR      Historical Capacity Factors1  HISTORICAL FINANCIAL REVIEWCapacity Factors  Capacity factor ratio represents actual electrical energy output over a given period of time to the maximum possible electrical energy output assuming continuous operation at full nameplate capacity over that period. Historical Capacity Factors are calculated from the date of entry into operation or the acquisition of each asset. Some capacity factors are not indicative of a full period of operations.Includes curtailment production in wind assets for which we receive compensation.

 CORPORATE DEBT DETAILSCorporate Debt as of June 30, 2018          US $ in millions1  2019 Notes  Credit Facilities  Maturity  2019  Amounts2  256.9  Total  639.0  2021  57.6  Note Issuance Facility in Euros  (Note 1)  (Note 2)  (Note 3)  2022  104.6  2023  104.1  2024  104.1  Exchange rates as of June 30, 2018: (EUR/USD = 1.1684).Amounts include principal amounts outstanding and interests to be paid in the short term.  2019  11.7  (Other facilities)  (2021 Revolving CF)      New Revolving Credit Facility (RCF) for $215 million, with maturity in December 2021    Further Availability as of Jun. 30, 2018: ~$155 millionReplaces the previous $125 million RCF maturing in December 2018Lowering our Cost of Debt: ~100 bp lower than the previous RCF  

 SIZEABLE AND DIVERSIFIED ASSET PORTFOLIOPortfolio Breakdown Based on Estimated CAFD(1)  CURRENCY2  SECTOR  GEOGRAPHY  All amounts based on CAFD estimations for 2018, 2019 and 2020.Including the effect of currency swap agreements.    of long term interest rate in projects is fixed or hedged2  ~ 90%  90  Denominatedin USD  %  35% North America45% Europe9% South America11% RoW          73% Renewable16% Efficient Natural Gas 8% Transmission 3% Water           +

    ASSET  TYPE  STAKE  LOCATION  GROSSCAPACITY  OFFTAKER  RATING 1  YEARS INCONTRACT LEFT  CURRENCY  RENEWABLE ENERGY  Solana    100%2  USA (Arizona)  280 MW  APS  A-/A2/A-  26  USD    Mojave    100%  USA (California)  280 MW  PG&E  BBB/A3/BBB+  22  USD    Solaben 2/3    70%  Spain  2x50 MW  Kingdom of Spain  A-/Baa1/A-  20/19  EUR 4    Solacor 1/2    87%  Spain  2x50 MW  Kingdom of Spain  A-/Baa1/A-  19/19  EUR 4    PS 10/20    100%  Spain  31 MW  Kingdom of Spain  A-/Baa1/A-  14/16  EUR 4    Helioenergy 1/2    100%  Spain  2x50 MW  Kingdom of Spain  A-/Baa1/A-  19/19  EUR 4    Helios 1/2    100%  Spain  2x50 MW  Kingdom of Spain  A-/Baa1/A-  20/20  EUR 4    Solnova 1/3/4    100%  Spain  3x50 MW  Kingdom of Spain  A-/Baa1/A-  17/17/18  EUR 4    Solaben 1/6    100%  Spain  2x50 MW  Kingdom of Spain  A-/Baa1/A-  21/21  EUR 4    Seville PV    80%  Spain  1 MW  Kingdom of Spain  A-/Baa1/A-  18  EUR    Kaxu    51%  South Africa  100 MW  Eskom  BB/Baa3/BB+3  17  ZAR    Palmatir    100%  Uruguay  50 MW  UTE  BBB/Baa2/BBB-3  16  USD    Cadonal    100%  Uruguay  50 MW  UTE  BBB/Baa2/BBB-3  17  USD    Mini-Hydro    100%  Peru  4 MW  Peru  BBB+/A3/BBB+  15  USD  EFFICIENT NATURAL GAS  ACT    100%  Mexico  300 MW  Pemex  BBB+/Baa3/BBB+  15  USD 5  ELECTRICAL TRANSMISSION  ATN    100%  Peru  362 miles  Peru  BBB+/A3/BBB+  23  USD 5    ATS    100%  Peru  569 miles  Peru  BBB+/A3/BBB+  26  USD 5    ATN 2    100%  Peru  81 miles  Minera Las Bambas  Not rated  15  USD 5    Quadra 1&2    100%  Chile  81 miles  Sierra Gorda  Not rated  17  USD 5    Palmucho    100%  Chile  6 miles  Enel Generacion Chile  BBB+/Baa1/BBB+  20  USD 5  WATER  Skikda    34%  Algeria  3.5 Mft3/day  Sonatrach & ADE  Not rated  16  USD 5    Honaine    26%  Algeria  7 Mft3/day  Sonatrach & ADE  Not rated  20  USD 5  Reflects the counterparty’s issuer credit ratings issued by S&P, Moody’s and Fitch, respectively.Liberty Interactive Corporation holds $300M in Class A membership interests in exchange for a share of the dividends and the taxable loss generated by Solana.For Kaxu it refers to the credit rating of the Republic of South Africa, and for Palmatir and Cadonal it refers to the credit rating of Uruguay, as UTE is unrated.Gross cash in Euros dollarized through currency hedges.USD denominated but payable in local currency.          AT A GLANCESizeable and Diversified Asset Portfolio

 NON-GAAP FINANCIAL INFORMATIONReconciliation of Non-GAAP Measures  Our management believes Further Adjusted EBITDA is useful to investors and other users of our financial statements in evaluating our operating performance because it provides them with an additional tool to compare business performance across companies and across periods. This measure is widely used by investors to measure a company's operating performance without regard to items such as interest expense, taxes, depreciation and amortization, which can vary substantially from company to company depending upon accounting methods and book value of assets, capital structure and the method by which assets were acquired. This measure is widely used by other companies in the same industry.Our management uses Further Adjusted EBITDA as a measure of operating performance to assist in comparing performance from period to period on a consistent basis and to readily view operating trends, as a measure for planning and forecasting overall expectations and for evaluating actual results against such expectations, and in communications with our board of directors, shareholders, creditors, analysts and investors concerning our financial performance.We present non-GAAP financial measures because we believe that they and other similar measures are widely used by certain investors, securities analysts and other interested parties as supplemental measures of performance and liquidity. The non-GAAP financial measures may not be comparable to other similarly titled measures of other companies and have limitations as analytical tools and should not be considered in isolation or as a substitute for analysis of our operating results as reported under IFRS as issued by the IASB. Non-GAAP financial measures and ratios are not measurements of our performance or liquidity under IFRS as issued by the IASB and should not be considered as alternatives to operating profit or profit for the period or any other performance measures derived in accordance with IFRS as issued by the IASB or any other generally accepted accounting principles or as alternatives to cash flow from operating, investing or financing activities.Some of the limitations of these non-GAAP measures are:they do not reflect our cash expenditures or future requirements for capital expenditures or contractual commitments;they do not reflect changes in, or cash requirements for, our working capital needs;they may not reflect the significant interest expense, or the cash requirements necessary, to service interest or principal payments, on our debts;although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often need to be replaced in the future and Further Adjusted EBITDA does not reflect any cash requirements that would be required for such replacements;some of the exceptional items that we eliminate in calculating Further Adjusted EBITDA reflect cash payments that were made, or will be made in the future; andthe fact that other companies in our industry may calculate Further Adjusted EBITDA differently than we do, which limits their usefulness as comparative measures.

 RECONCILIATIONReconciliation of Cash Available For Distribution and Further Adjusted EBITDA to Profit/(loss) for the period attributable to the Company  (in thousands of U.S. dollars)    For the three-month period ended June 30,         For the six-month period ended June 30,           2018     2017     2018     2017                    Profit/(loss) for the period attributable to the Company    $72,114     $ 24,382    $ 67,350     $ 12,613  Profit attributable to non-controlling interest    2,571     4,202     5,825     1,564  Income tax    26,369     17,348     31,019     12,848  Share of loss/(profit) of associates carried under the equity method    (1,502)     (1,374)     (2,909)     (2,076)  Financial expense, net    76,163     102,384     177,774     198,684  Operating profit    $ 175,715     $ 146,942     $ 279,059     $ 223,633  Depreciation, amortization, and impairment charges    85,673     78,835     160,297     155,711  Dividends from exchangeable preferred equity investment in ACBH    -     -     -     10,383  Further Adjusted EBITDA    $ 261,388     $ 225,777     $ 439,356     $ 389,727  Atlantica Yield’s pro-rata share of EBITDA from unconsolidated affiliates    2,071     2,064     3,903     3,164  Further Adjusted EBITDA including unconsolidated affiliates    $ 263,459     $ 227,841     $ 443,259     $ 392,891  Atlantica Yield’s pro-rata share of EBITDA from unconsolidated affiliates    (2,071)     (2,064)     (3,903)     (3,164)  Non-monetary items    (60,629)     (10,758)     (69,468)     (22,783)  Interest and income tax paid    (133,844)     (143,081)     (160,604)     (169,691)  Principal amortization of indebtedness    (71,028)     (54,528)     (88,675)     (76,050)  Deposits into/ withdrawals from restricted accounts    9,122     (8,157)     (12,598)     (600)  Change in non-restricted cash at project level     94,448     66,886     26,417     39,593  Dividends paid to non-controlling interests    (6,787)     (1,801)     (6,787)     (1,801)  Changes in other assets and liabilities    (45,963)     (39,756)     (37,904)     (62,941)  Cash Available For Distribution1    $46,707     $ 34,582     $89,737     $ 95,454  CAFD for the six-month period ended June 30, 2017 includes $10.4 million of ACBH dividend compensation.

 RECONCILIATIONReconciliation of Further Adjusted EBITDA including unconsolidated affiliates to Net Cash Provided by Operating Activities  (in thousands of U.S. dollars)    For the three-month period ended June 30,         For the six-month period ended June 30,           2018     2017     2018     2017                    Net cash provided by operating activities    $ 32,671     $ 17,908    $ 163,206     $ 104,280   Net interest and income tax paid     133,844     143,081     160,604     169,691  Variations in working capital     35,573     51,266     47,227     79,967  Other non-cash adjustments and other    59,299     13,522     68,319     35,789  Further Adjusted EBITDA    $ 261,388      $ 225,777     $ 439,356       $ 389,727   Atlantica Yield’s pro-rata share of EBITDA from unconsolidated affiliates    2,071     2,064     3,903     3,164  Further Adjusted EBITDA including unconsolidated affiliates    $ 263,459      $ 227,841     $ 443,259      $ 392,891  CAFD for the six-month period ended June 30, 2017 includes $10.4 million of ACBH dividend compensation.

 RECONCILIATIONReconciliation of Further Adjusted EBITDA Margin including unconsolidated affiliates to Operating Profit Margin  (in thousands of U.S. dollars)    For the three-month period ended June 30,         For the six-month period ended June 30,           2018     2017     2018     2017                    Revenue     $ 287,848       $ 285,069      $ 513,113      $ 483,215                    Profit/(loss) for the period attributable to the Company    $ 72,114     $ 24,382    $ 67,350      $ 12,613  Profit attributable to non-controlling interest    2,571     4,202     5,825     1,564  Income tax    26,369     17,348     31,019     12,848  Share of loss/(profit) of associates carried under the equity method    (1,502)     (1,374)     (2,909)     (2,076)  Financial expense, net    76,163     102,384     177,774     198,684  Operating profit    $ 175,715     $ 146,942     $ 279,059     $ 223,633  Operating profit margin    % 61.0% 51.5% 54.4% 46.3  Depreciation, amortization, and impairment charges    29.8     27.7     31.2     32.2  Dividends from exchangeable preferred equity investment in ACBH    -     -     -     2.1  Further Adjusted EBITDA margin     % 90.8% 79.2% 85.6% 80.7  Atlantica Yield’s pro-rata share of EBITDA from unconsolidated affiliates    0.7     0.7     0.8     0.7  Further Adjusted EBITDA Margin including unconsolidated affiliates    % 91.5% 79.9% 86.4% 81.3

 Great West House, GW1, 17th Floor,Great West RoadBrentford TW8 9DFLondon (United Kingdom)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ATLANTICA YIELD PLC

/s/ Santiago Seage
Name:	Santiago Seage
Title:	Chief Executive Officer

 Date: August 6, 2018